UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MaxPoint Interactive, Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

57777M201

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 57777M201	Page 2

1	NAME OF REPORTING PERSON Performance Direct Investments II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 389,203 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 389,203 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,203 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (See Item 4)
12	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 57777M201	Page 3

1	NAME OF REPORTING PERSON Performance Direct Investors II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 389,203 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 389,203 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,203 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (See Item 4)
12	TYPE OF REPORTING PERSON OO

13G

CUSIP NO. 57777M201	Page 4

1	NAME OF REPORTING PERSON Performance Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 389,203 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 389,203 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,203 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Item 1(a) Name of Issuer:

MaxPoint Interactive, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

3020 Carrington Mill Blvd., Suite 300, Morrisville, North Carolina 27560

Item 2(a) Name of Person Filing:

(i) Performance Direct Investments II, L.P.

(ii) Performance Direct Investors II GP, LLC

(iii) Performance Equity Management, LLC

Performance Direct Investments II, L.P., Performance Direct Investors II GP, LLC and Performance Equity Management, LLC (collectively, the “Reporting Persons”) have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Performance Equity Management, LLC, 5 Greenwich Office Park, Third Floor, Greenwich, Connecticut 06831.

Item 2(c) Citizenship

(i) Performance Direct Investments II, L.P. is a limited partnership organized under the laws of the State of Delaware.

(ii) Performance Direct Investors II GP, LLC is a limited liability company organized under the laws of the State of Delaware.

(iii) Performance Equity Management, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d) Title of Class of Securities:

Common stock, par value $0.00005 per share (“Common Stock”)

Item 2(e) CUSIP Number:

57777M201

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4 Ownership:

(a) Amount beneficially owned:

Performance Direct Investments II, L.P. is the record owner of 389,203 shares of Common Stock. Performance Direct Investments II, L.P. is managed by its general partner, Performance Direct Investors II GP, LLC, which is managed by Performance Equity Management, LLC, a member manager. As a result of these relationships, Performance Direct Investors II GP, LLC and Performance Equity Management, LLC may be deemed to have beneficial ownership of the shares held by Performance Direct Investments II, L.P. Each such Reporting Person disclaims beneficial ownership of these securities except to the extent of its respective pecuniary interest therein.

(b) Percent of class:

The Reporting Persons beneficially own in the aggregate 5.9% of the total number of shares of Common Stock outstanding. All percentages calculated in this Schedule 13G are based upon an aggregate of 6,631,639 shares of Common Stock outstanding as of November 4, 2016, as disclosed in MaxPoint Interactive, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 10, 2016.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8 Identification and Classification of Members of the Group:

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9 Notice of Dissolution of Group:

Not Applicable.

Item 10 Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017	PERFORMANCE DIRECT INVESTMENTS II, L.P.

	By:	Performance Direct Investors II GP, LLC,
	Its:	General Partner

	By:	Performance Equity Management, LLC,
	Its:	Manager

	By:	/s/ Scott Koeber
Scott Koeber
CFO & Chief Compliance Officer

PERFORMANCE DIRECT INVESTORS II GP, LLC

	By:	Performance Equity Management, LLC,
	Its:	Manager

	By:	/s/ Scott Koeber
Scott Koeber
CFO & Chief Compliance Officer

PERFORMANCE EQUITY MANAGEMENT, LLC

	By:	/s/ Scott Koeber
Scott Koeber
CFO & Chief Compliance Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement, dated February 3, 2017